UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 06, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Notification of beneficial interest in securities
Johannesburg, 6 September 2019. In accordance with section 122(3) (b) of the Companies
Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that the Company has received formal notification that Public Investment Corporation SOC Limited (PIC) has disposed of ordinary shares held in the Company which has, in aggregate, resulted in PIC’s holding of the total issued ordinary shares of the Company, reducing from 10.706% to 9.397%.
As required in terms of Section 122 of the Companies Act, the required notice will be filed with the Takeover Regulation Panel.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-
Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 06, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer